UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

EMPIRE PETROLEUM CORPORATION
(formerly Americomm Resources Corporation)

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Albert E. Whitehead
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, Oklahoma  74137-3575
(918-488-8068)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

July 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 030910 20 2	13D	Page 2 of 5 pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Montague H. Hackett, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -8,557,640-
	8	SHARED VOTING POWER -607,143-
	9	SOLE DISPOSITIVE POWER -8,557,640-
	10	SHARED DISPOSITIVE POWER -607,143-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,164,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 030910 20 2	13D	Page 3 of 5 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share (“Common Stock”), of Empire Petroleum Corporation, a Delaware corporation (the “Company”).

The address of the Company’s principal executive office is 8801 S.Yale, Suite 120, Tulsa, Oklahoma 74137-3575.  The name and address of the principal executive officer of the Company is Albert E. Whitehead, Chief Executive Officer and President, 8801 S. Yale, Suite 120, Tulsa, Oklahoma  74137-3575.

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Montague H. Hackett, Jr.

(b)	The residence address of Mr. Hackett is 550 Park Avenue, New York, New York, 10065.

(c)	Mr. Hackett’s principal occupation is retired attorney, and Mr. Hackett has an apartment office located at 550 Park Avenue, New York, New York, 10065.

(d)	Mr. Hackett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Hackett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hackett is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 15, 2009, Mr. Hackett purchased 400,000 shares of Company common stock in a private purchase from an existing shareholder of the Company at a purchase price of $0.05 per share using his personal funds.

On September 3, 2009, Mr. Hackett purchased 1,428,572 shares of Company common stock in a private placement transaction with the Company at a purchase price of $0.07 per share using his personal funds.

On September 3, 2009, Mrs. Hackett, Mr. Hackett’s spouse, purchased 357,143 shares of Company common stock in a private placement transaction with the Company at a purchase price of $0.07 per share using her personal funds.

On September 3, 2009, Trust F/B/O Melinda Hackett, for which Mr. Hackett is trustee, purchased 1,428,572 shares of Company common stock in a private placement transaction with the Company at a purchase price of $0.07 per share using funds from the trust estate.  Melinda Hackett is Mr. Hackett’s daughter.

On September 3, 2009, Trust F/B/O Montague H. Hackett, III, for which Mr. Hackett is trustee, purchased 714,286shares of Company common stock in a private placement transaction with the Company at a purchase price of $0.07 per share using funds from the trust estate.  Montague H. Hackett, III is Mr. Hackett’s son.

CUSIP NO. 030910 20 2	13D	Page 4 of 5 pages

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Hackett received and currently holds the shares of the Company’s common stock, as described herein, for investment purposes.

Mr. Hackett does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)
Mr. Hackett is now the beneficial owner of 9,164,783 shares of Common Stock.  There are 65,764,560 shares of the Company’s common stock outstanding.  Mr. Hackett is therefore currently the beneficial owner of 13.7% of the total issued and outstanding shares of Common Stock.   The 9,164,783 include: (i) 4,427,282 owned directly by Mr. Hackett, (ii) 312,500 shares of Common Stock underlying warrants owned directly by Mr. Hackett that are exercisable within 60 days, (iii) 400,000 shares of Common Stock issuable upon conversion of options owned directly by Mr. Hackett, which options are exercisable within 60 days, (iv) 607,143 shares of Common Stock owned directly by Ms. Hackett, Mr. Hackett’s spouse, (v) 1,239,286 shares of Common Stock owned by Trust F/B/O Montague H. Hackett, III, for which Mr. Hackett is trustee, (vi) 1,928,572 shares of Common Stock owned by Trust F/B/O Melinda Hackett, for which Mr. Hackett is trustee, (vii) 125,000 shares of Common Stock underlying warrants owned by Trust F/B/O Montague H. Hackett, III, for which Mr. Hackett is trustee, which warrants are exercisable within 60 days and (viii) 125,000 shares of Common Stock underlying warrants owned by Trust F/B/O Melinda Hackett, for which Mr. Hackett is trustee, which warrants are exercisable within 60 days.  Mr. Hackett disclaims beneficial ownership of the securities described in sub-clauses (v) through (viii) above.

(b)	The responses of Mr. Hackett to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses of Mr. Hackett to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D	Page 5 of 5 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2009

Date

/s/ Montague H. Hackett, Jr.

Signature

Montague H. Hackett, Jr., Director

Name / Title